CONESTOGA SMALL CAP FUND

Ticker Symbol: CCASX

Fund Objectives

The Fund seeks to provide long-term growth of capital. To this end, the Fund strives to generate long-term investment returns favorable to its benchmarks with lower risk. The Fund typically holds 45-50 small capitalization stocks that have met Conestoga's fundamentally based, higher-quality, sustainable growth investment criteria. Conestoga seeks companies that have positive earnings, and which we believe can grow those earnings for an extended period of time at a 15-20% rate. We also seek companies with low debt levels, high returns on equity (ROE), and which have other high-quality characteristics.

Portfolio Management Team

Co-managed since inception by William C. Martindale, Jr. and Robert M. Mitchell, both of whom are Managing Partners of Conestoga Capital Advisors LLC. The team has worked together since 1995 researching and managing small cap stocks. The team is supported with research from Managing Partners Joseph F. Monahan, CFA, and David M. Lawson, CFA, each of whom have over 25 years investment experience.

Third Quarter Review and Commentary

Strong stock selection was the primary driver of outperformance versus the Russell 2000 Growth Index in the third quarter. The Fund's top holdings performed strongly, with nine of the top ten stocks outperforming the benchmark index in the quarter. Sector allocations modestly added to return over the quarter.

Stock selection was strongest within Consumer Discretionary, a sector that typically has fewer attractive candidates given our focus on higher-quality and sustainable growth companies. In our opinion, many Consumer Discretionary stocks tend to have unsustainable competitive advantages and lower-quality characteristics. Three of the four Consumer Discretionary stocks held by the Fund would probably not fit the conventional definition of Consumer Discretionary stocks. During the quarter, both HealthStream Inc. (HSTM) and Grand Canyon Education Inc. (LOPE) announced strong revenue and earnings growth.

Stock selection was also strong in the Technology and Producer Durables sectors. Within Technology, the Fund benefited from the announced takeover of Sourcefire Inc. (FIRE) by Cisco Systems Inc. (CSCO), the first takeover in the portfolio in nearly two years. Within Producer Durables, the Fund's largest holding, CoStar Group Inc. (CSGP), rose over 30% for the quarter.

Stock selection was weakest in the Health Care sector. Part of the underperformance was related to our underweighting in the biotechnology and pharmaceuticals industries, which contained a number of stocks with extraordinary performance. Conestoga tends to be underexposed to the biotech and pharma stocks, many of which have negative earnings and are subject to binary event risk (huge success or total failure). Also detracting from return during the quarter was the strategy's position in Abaxis Inc. (ABAX), which announced weaker-than-expected earnings.

Performance as of 9-30-2013:

	3Q 2013	YTD	1 Year	3Years	5Years	7 Years	10 Years	Since Inception
Conestoga Small Cap Fund	15.43%	34.47%	35.59%	21.43%	14.42%	10.51%	11.58%	12.57%
Russell 2000 Growth	12.80%	32.47%	33.07%	19.96%	13.17%	9.02%	9.85%	12.29%
Russell 2000	10.21%	27.69%	30.06%	18.29%	11.15%	7.23%	9.64%	11.69%

Risk (Std. Dev.) vs. Indices Since (12/31/2002)

Conestoga Small Cap Fund: 17.3%
Russell 2000 Growth Index: 21.9%
Russell 2000 Index: 21.1%

Sector Weightings as of 9-30-13:

Consumer Discretionary   10%
Consumer Staples   0.9%
Energy   8.2%
Financial Services   6.6%
Health Care   17.8%
Materials & Processing   7.3%
Producer Durables   22.3%
Technology   26.8%
Utilities   0%
Cash   0.1%

Top Ten Equity Holdings as of 9-30-13:

CoStar Group Inc.	4.53%
Tyler Technologies Inc.	3.34%
Healthstream Inc.	3.07%
Geospace Technologies Corp.	2.99%
Sun Hydraulics Corp.	2.99%
Raven Industries Inc.	2.93%
Proto Labs Inc.	2.89%
ACI Worldwide Inc.	2.88%
Align Technology Inc.	2.64%
AAON Inc.	2.56%
*Total Percent of Portfolio:	**30.82%**

Fund Facts 9-30-13:

	CCASX	**Russell 2000 Growth**	**Russell 2000**
P/E (1 Yr Fwd excl Neg)	29.3x	19.9x	17.5x
P/E (1 Yr Fwd)	29.3x	27.4x	21.0x
Earnings Growth	17.7%	16.7%	13.8%
PEG Ratio	1.65	1.64	1.52
Weighted Avg Mkt.Cap	$1,708 Mil	$1,854 Mil	$1,637 Mil
ROE - Last 5 Yr. Avg.	16.4%	10%	7.3%
Long-Term Debt/Capital	6%	30%	31%
Dividend Yield	0.53%	0.73%	1.29%
Number of Holdings	50	1117	1962

Fund Information:

Ticker	CCASX
CUSIP	207019100
Total Fund Net Assets (as of date)	$549.2 Mil
Inception Date	10/1/2002
Fiscal Year End	9/30

Annual Fund Operating Expenses:

Management Fee	1.20%
Distributions (12b-1) Fees	0.00%
Other Expenses (1)	+0.02%
Total Annual Fund Operating Expenses	1.22%
Expense Limitation (2)	-0.12%
Total Net Operation Expenses	**1.10%**

For Additional Information: Contact Mark Clewett, Director of Institutional Sales, at (484) 654-1380 or via email at mclewett@conestogacapital.com. You may also visit us on the web at www.conestogacapital.com.

Disclosures: *Top Ten Equity Holdings as a percent of the Fund's assets. The Conestoga Small Cap Fund can be purchased fund direct or is available through most major mutual fund platforms. Please visit www.conestogacapital.com or contact Conestoga Capital Advisors for additional instructions. Conestoga Small Cap Fund, Russell 2000 and Russell 2000 Growth characteristics are generated by Factset analytical system and Russell Investments. Performance is based upon closing NAV calculation on listed dates and represents past performance. Past performance does not guarantee future results and current performance may be lower or higher than the performance quoted. Performance data includes reinvestment of dividends. Investment returns and principal value of an   investment in Conestoga Small Cap Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. For the Fund's daily NAV, list of additional holdings, total return as of the most recent month-end and a copy of the Fund's prospectus, please visit www.conestogacapital.com or call 1-800-320-7790. The prospectus contains information about the Fund's investment objective, risks, charges, and expenses which an investor should consider before investing.*
(1) Although the Fund has adopted a Shareholder Servicing Plan that will allow the Fund to pay an annual fee of up to 0.25% of its average daily net assets for providing services to the Fund's shareholders, the Fund does not expect to pay any Shareholder Servicing Fees in the current fiscal year.
(2) Conestoga Capital Advisors, LLC (the Adviser) has contractually agreed to limit the Fund's net annual operating expenses to 1.10% of the Fund's average daily net assets until at least February 1, 2014, subject to termination at anytime at the option of the Fund.